UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number: 001-38764

Aptorum Group Limited

17 Hanover Square

London W1S 1BN, United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒      Form 40-F  ☐

As previously disclosed in our Current Report on Form 6-Ks filed with the Securities and Exchange Commission (the “SEC”) on March 6, 2024 and May 31, 2024, Aptorum Group Limited, a Cayman Islands exempted company with limited liability (“Aptorum” or the “Company”), entered into an Agreement and Plan of Merger, dated March 1, 2024 and amended on May 28, 2024 (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”) with YOOV Group Holding Limited, a company organized under the laws of British Virgin Islands (“YOOV”).

On October 25, 2024, the parties to the Merger Agreement entered into a certain termination agreement (the “Termination Amendment”), pursuant to which the parties agreed to terminate the Merger Agreement on the date thereof (the “Termination Date”), and the Merger Agreement shall be null and void and of no further force or effect.

The foregoing description of the Termination Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the Termination Agreement, which is filed hereto as Exhibit 10.1

Financial Statements and Exhibits.

Exhibits.

The following exhibits are attached.

Exhibit	Description
2.1	Termination Agreement by and between Aptorum Group Limited and YOOV Group Holding Limited, dated October 25, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 25, 2024

Aptorum Group Limited

By:	/s/ Ian Huen
Ian Huen
Chief Executive Officer

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